SCHEDULE 13DA
DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Opportunity-Santa Monica Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

See below

8. SHARED VOTING POWER

See below

9. SOLE DISPOSITIVE POWER
See below
________________________________________________________________

10. SHARED DISPOSITIVE POWER
See below

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

808,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.81%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

137,150

8. SHARED VOTING POWER

6,400

9. SOLE DISPOSITIVE POWER
418,450
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

418,450

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

49,500

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

49,500
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

49,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..6%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund L.P., Santa Monica Partners L.P., Santa Monica Partners Asset Management LLC, SMP Asset Management LLC and Lawrence J. Goldstein.
2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
340,500
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

340,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.13%

14. TYPE OF REPORTING PERSON

IA


This statement constitutes amendment No.3 to the Schedule 13D filed on June 15, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons are pleased with the recently announced transaction to monetize Blair's consumer credit portfolio. They intend to communicate with management about the advantages and disadvantages of various alternatives for distributing the proceeds of the transaction including a self-tender offer and a cash distribution.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on March 21,2005 there were 8,242,176 shares of BL outstanding on March 4, 2005. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 418,450 shares of BL or 5.08% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 49,500 shares of BL or .6% of the outstanding shares. Mr. Lawrence J. Goldstein is deemed to be the owner of 340,550 shares of BL or 4.13% of the outstanding shares.


b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 418,450 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 137,150 shares and jointly for 6,400 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 49,500 shares. Power to dispose of securities resides solely with Mr. Lawrence J. Goldstein for 340,550 shares.

c. During the last sixty days the following shares of common stock were purchased (sold):


Phillip Goldstein
Trade Date
4/29/05   B 2,500 @ 32.25
4/26/05   B 3,000 @ 30
4/25/05   B 6,000 @ 30.23
4/22/05   B 20,400 @ 30.36
3/31/05   B 1800 @ 32.6
3/16/05   B 32,150 @ 33.95
3/11/05   B 100 BL @ 32.8



Andrew Dakos
Trade Date
4/22/05   B 1,200 @ 30.35
4/14/05   B 200 @ 31.25
3/24/05   B 4,700 @ 34.198297

Lawrence J. Goldstein
Trade Date
4/22/05   B 1,000 @ 30.542
3/16/05   B 32,150 @ 33.98
3/4/05    B 100 @ 33.3
3/3/05    B 100 @ 34.99


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein, Mr. Dakos and Mr. Lawrence J. Goldstein are entitled to receive any dividends or sales proceeds.

e. NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/2/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Lawrence J. Goldstein
Name:  Lawrence J. Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos